MAIL STOP 3561

November 28, 2006

via U.S. mail and facsimile

Mr. Yonglin Du
19th Floor, Building C
Tianchuangshiyuan,
Huishongbeili,
Beijing, CHINA 100012

Re: Dahua, Inc.
         Form SB-2, Amendment No. 5 Filed October 20, 2006
         File No. 333-122622
         Exchange Act Reports
         File No. 0-49852

Dear Mr. Du:

        We have the following comments on your filings and amended filings. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As requested in comment one of our prior letter dated June 12, 2006, please file on EDGAR a redlined version of your next amendment marked to show changes. We

note that you have filed a paper copy which shows the changes; however, Rule 310 of Regulation S-T requires that you file a copy showing the changes on <u>EDGAR</u>.

2. Please update the prospectus to reflect the company's status, activities and events through the quarter ended September 30, 2006, or later, if appropriate.

<u>Prospectus Summary, page 5</u>
<u>The Company, page 5</u>

3. You have indicated in this section that, although you have no website, your operating subsidiary, Beijing Dahua Real Estate Development, Ltd., does. However, we are unable to access it at the www.dhzhy.com.cn address which you have provided in the disclosure. Please explain, or disclose when you anticipate that the website will be accessible.

<u>Description of Business, page 27</u>
<u>Development Projects, page 27</u>

4. Please provide the basis for your statement in the last sentence of the second paragraph on page 28 that "the remaining housing units are expected to be reserved with deposits by the end of December 2006" and for a similar statement in the first paragraph at the top of page 36 under "Plan of Operations."

<u>Management's Discussion and Analysis, page 35</u>

5. We note your response to prior comment four of our letter dated June 12, 2006. It does not appear that the revised disclosure noted in your response has been included in the amended filing. Please revise your disclosures accordingly.

<u>Financial Statements, page 48</u>

6. Revise to provide updated financial statements as required by Item 310(g) of Regulation S-B.

<u>1934 Act Periodic Reports</u>

7. We note your response to prior comment 13 of our letter dated June 12, 2006. However, the revised disclosure in the amended 10-KSB for the year ended December 31, 2005, does not meet the requirements of Items 307 and 308(c) of Regulation S-B. We note your disclosure that your principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed,

summarized and reported within the time periods specified in the SEC rules and
forms. Revise to clarify, if true, that your officers concluded that your disclosure
controls and procedures are also effective to ensure that information required to be
disclosed in the reports that you file or submit under the Exchange Act is accumulated
and communicated to your management, including your chief executive officer and
chief financial officer, to allow timely decisions regarding required disclosure.
Alternatively, revise the first paragraph of your disclosure to correct the references to
Exchange Act Rules 13a-15(e) and 15d-15(e) and to state that your disclosure
controls and procedures were effective, without attempting to provide a definition of
disclosure controls and procedures (e.g. – by eliminating all of the language following
the word "effective"). Also, please revise your disclosure to include the required
disclosures regarding changes in internal control over financial reporting during the
past fiscal quarter. We note that your current disclosure incorrectly refers to changes
in internal controls subsequent to the date of their evaluation. See Exchange Act Rule
13a-15(e) and Items 307 and 308(c) of Regulation S-B and revise your disclosures
accordingly.

8. Please revise and refile the June 30 and the September 30, 2006 Forms 10-QSB to
include the signature of the Chief Financial Officer. It is not sufficient that only the
Chief Executive Officer sign. Also, please include the designation "Chief Financial
Officer." In addition, any earlier Forms 10-QSB which you amend in the future
should include the signature of the Chief Financial Officer.

9. Please revise and refile the June 30 and the September 30, 2006 Forms 10-QSB to
conform to the requested changes to the Form SB-2, as applicable.

10. Please revise your disclosures in the 10-QSB for the period ended June 30, 2006, to
either provide the entire definition of disclosure controls and procedures as discussed
above, or to state that disclosure controls and procedures were effective without
providing a definition.

11. We note your response to prior comment 14 of our letter dated June 12, 2006. Your
response appears to be a general description of internal control over financial
reporting and does not address the specific issue noted in the comment. We note your
disclosure on page F-9 of the Form SB-2 that the financial statements for the interim
period ended March 31, 2006, were also restated. Please tell us when you intend to
file an amended 10-QSB for the period ended March 31, 2006, and when you intend
to file an Item 4.02 8-K relating to restatement of the previously filed financial
statements. Note that the Item 4.02 8-K is required to be filed within four business
days after the determination that the previously filed financial statements should no
longer be relied upon. In your amended disclosure in the 10-QSB, if your conclusion
is that your disclosure controls and procedures were effective, please disclose how
you made this determination, given that the financial statements for such period were

subsequently restated to increase the reported net loss by 31%. Alternatively, if your conclusion is that your disclosure controls and procedures were ineffective, disclose the nature of any material weaknesses in disclosure controls and procedures and/or internal control over financial reporting and any specific actions taken by management to address these material weaknesses.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar at (202) 551-13387 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Schonfeld & Weinstein, L.L.P.
Fax (212) 480-0717